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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the securities Exchange Act of 1934
(Amendment No. 6)

NUMEREX CORP.
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

67053A102
(CUSIP Number)

c/o Salisbury & Ryan LLP
Andrew J. Ryan, Esq., 1325 Avenue of the Americas, New York, NY 10019
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

AMENDMENT NO. 6 TO SCHEDULE 13D

GWYNEDD RESOURCES LTD., et al. ("Gwynedd") hereby amends and supplements its Schedule 13D with respect to the Class A common stock, no par value (the "Common Stock") of Numerex Corp., a Pennsylvania corporation (the "Issuer") as follows:

ROW 13 OF COVER PAGE

Row 13 OF THE COVER PAGE TO SCHEDULE 13D is hereby amended as follows:

Each reporting person (Elizabeth Baxavanis, Gwynedd Resources Ltd., Dominion Holdings No. 5 Revocable Trust for the benefit of Maria Nicolaides, Maria Nicolaides and Douglas S. Holsclaw, Jr. M.D.) hereby revises Row 13 of the Cover Page of Schedule 13D to reflect that the "Percentage of Class Represented by Amount in Row 11" reads as follows:

Elizabeth Baxavanis (24.58%);

Gwynedd Resources Ltd. (24.58%);

Dominion Holdings No. 5 Revocable Trust for the benefit of Maria Nicolaides (24.58%);

Maria Nicolaides (24.58%); and

Dr. Douglas Holsclaw, M.D. (5.77%).

In each case the underlying aggregate number of shares of Common Stock of each Reporting Person remains unchanged. The reflected percentages are changed to reflect changes in the Issuer's outstanding Common Stock.

ITEM 1 SECURITY AND ISSUER

Item 1(b) is hereby amended to read as follows: The Issuer's principal address is 1600 Parkwood Circle SE, Suite 500, Atlanta, GA 30339

ITEM 2 RESIDENCE OR BUSINESS ADDRESS

Item 2(b) is hereby amended to reflect that Gwyneed's principal executive offices are at 1011 Centre Road, Suite 322, Wilmington, DE 19805

ITEM 6 - CONTRACTS, ARRANGEMENTS UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 6 TO THE SCHEDULE 13D is hereby amended to read as follows:

On July 12, 2007 Gwynedd entered into agreements with The Haverford Trust Company ("HT") with respect to a margin account including, inter alia, a: (1) Credit Agreement and Disclosure; and (2) Commercial Pledge and Security Agreement (collectively the "HT Loan Agreements"). The HT Loan Agreements provide Gwynedd with a credit line of up to $5 million. Gwynedd has deposited 3,207,280 shares of Common Stock with HT as security for the margin loan and HT has a general lien on such Common Stock. Pursuant to the HT Agreements and applicable law, upon default by Gwynedd, HT may sell any or all of such Common Stock to satisfy obligations owed to HT.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Form of Credit Agreement and Disclosure

Exhibit 99.2 Form of Commercial Pledge and Security Agreement

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

GWYNEDD RESOURCES LTD.

By: /s/ MARIA E. NICOLAIDES	Dated: July 12, 2007
MARIA E. NICOLAIDES, PRESIDENT

DOMINION HOLDINGS #5 REVOCABLE TRUST FOR THE BENEFIT OF MARIA NICOLAIDES

By: /s/ ELIZABETH BAXAVANIS
ELIZABETH BAXAVANIS, TRUSTEE

/s/ MARIA E. NICOLAIDES

MARIA E. NICOLAIDES

/s/ ELIZABETH BAXAVANIS

ELIZABETH BAXAVANIS

/s/ DOUGLASS HOLSCLAW

DR. DOUGLASS HOLSCLAW M.D.